SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.4%
(14)	Type of reporting person (see instructions) OO

*

Calculated based upon 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.4%
(14)	Type of reporting person (see instructions) IN/HC

Calculated based upon 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.4%
(14)	Type of reporting person (see instructions) CO

*

Calculated based upon 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018.

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) EPM Live, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

*

Calculated based upon 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018.

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D originally filed on June 23, 2015 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 22, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 24, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on December 22, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on January 19, 2016 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on March 17, 2016 (“Amendment No. 5”) , Amendment No. 6 to Schedule 13D filed on March 24, 2016, Amendment No. 7 to Schedule 13D filed on June 8, 2017, Amendment No. 8 to Schedule 13D filed on June 27, 2017 (“Amendment No. 8”) and Amendment No. 9 to Schedule 13D filed on December 22, 2017 (“Amendment No. 9”) relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 10 to Schedule 13D is to report that on August 27, 2018, EPM Live, Inc. (“EPM”), a controlled subsidiary of ESW Capital, LLC, sold 854,400 shares in the open market.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 10 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9.

All disclosure for items contained in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 where no new information is provided for such item in this Amendment No. 10 to Schedule 13D is incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of August 29, 2018, ESW may be deemed to beneficially own 1,803,574 Shares, representing approximately 8.4% of the 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018. The 1,803,574 shares are held directly by Acorn (the “Acorn Shares”). ESW may be deemed to have sole voting and dispositive power with respect to the Acorn Shares.

As of August 29, 2018, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 8.4% of the 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of August 29, 2018, Liemandt may be deemed to beneficially own the 1,803,574 Shares held directly by it, representing approximately 8.4% of the 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the Acorn Shares.

(c) On August 27, 2018, EPM sold 854,400 shares at a weighted average price per share of $34.8504 per share (inclusive of brokerage commissions) (the “Sale”). On August 24, EPM sold 5,000 shares at a weighted average price per share of $35.4102 per share (inclusive of brokerage commissions). On August 23, EPM sold 7,153 shares at a weighted average price per share of $35.002 per share (inclusive of brokerage commissions). On August 21, EPM sold 7,500 shares at a price of $34.93 per share (inclusive of brokerage commissions). On August 16, EPM sold 70,846 shares at a weighted average price per share of $35.6504 per share (inclusive of brokerage commissions). On August 13, EPM sold 5,377 shares at a weighted average price per share of $ 35.0106 per share (inclusive of brokerage commissions). On August 10, EPM sold 4,123 shares at a weighted average price per share of $35.0051 per share (inclusive of brokerage commissions). On August 9, EPM sold 45,601 shares at a weighted average price per share of $36.5967 per share (inclusive of brokerage commissions). All of the above referenced transactions are made in the open market. Except for such transactions, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Amendment No. 10.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) On August 27, 2018, as a result of the Sale, EPM ceased to be a beneficial holder of 5% or more of Issuer’s common stock, based on 21,557,857 shares of the Issuer’s common stock outstanding on August 2, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 29, 2018

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

EPM LIVE, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of August 29, 2018.

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

EPM LIVE, INC.

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer